FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 16 April 2008


                               File no. 0-17630


                                  Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition



                            N E W S     R E L E A S E

                                                                   16 April 2008

                        CRH REACHES AGREEMENT TO ACQUIRE
                   UK PRODUCER OF CONSTRUCTION ACCESSORIES



CRH plc, the international building materials group, announces that it has reached agreement with Tyco International Ltd. to acquire Ancon Building Products for a total cash consideration of Stg GBP88 million (euro 109 million). Completion of the transaction is subject to the granting of the required regulatory approvals.


Ancon, which is headquartered in Sheffield and also has operations in continental Europe, the Middle East and Australia, designs and manufactures a range of stainless steel fixing systems and other accessories for the construction industry. In 2007 Ancon earned EBITDA of Stg GBP12.9 million on sales of Stg GBP54.5 million.


CRH's existing Construction Accessories business, which was formed in 2003 with the acquisition of Plakabeton, is the market leader in Western Europe with sales in 2007 of over euro 400 million.


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive

Myles Lee, Finance Director

Eimear O'Flynn, Head of Investor Relations

Maeve Carton, Group Controller



      CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland   TELEPHONE
                       +353.1.4041000  FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam
                           Square , Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  16 April 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director